September 30, 2009

BY EDGAR

Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:
Ness Technologies, Inc.
Form 10-K For the Year Ended December 31, 2008
Form 10-Q For the Quarter Ended March, 31, 2009
Forms 8-K Filed on February 4, 2009, May 5, 2009 and July 29, 2009
File No. 000-50954

Dear Mr. Krikorian:

I am the Chief Financial Officer of Ness Technologies, Inc. (the “Company”), and on its behalf I am responding to the comment letter, dated September 3, 2009 (the “Comment Letter”), from the Securities and Exchange Commission Division of Corporation Finance (the “Commission”).

Please find our responses to the Commission’s comments below. For your convenience, we reproduced the text of the Commission’s comments in italics and our responses appear immediately below each comment.

Form 10-K For the Fiscal Year Ended December 31, 2008

Consolidated Statements of Income, page F-5

1.
We note from your response to prior comment 5 that you regard your former Israeli SAP sales and distribution operations as “only one constituent of [your] Software Distribution operating segment.” Please clarify, by providing a sufficiently detailed analysis, whether these operations represent a component, as defined in paragraph 41 of SFAS 144.

September 30, 2009

According to paragraph 41 of SFAS 144, “a component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity may be a reportable segment or an operating segment (as those terms are defined in paragraph 10 of Statement 131), a reporting unit (as that term is defined in Statement 142), a subsidiary, or an asset group (as that term is defined in paragraph 4).” According to paragraph 4 of SFAS 144, an asset group “represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.”

In 1995, Ness A.T. Ltd. (“Ness Israel”), one of our wholly-owned subsidiaries, signed an agency and distribution agreement with SAP AG (“SAP”) pursuant to which Ness Israel was granted the right to sell, market, distribute and provide technical support and ongoing maintenance services for SAP software products in the Israeli market in consideration for commissions. This agreement was extended several times with the last extension occurring in September 2005, at which time the agreement was extended through December 31, 2009.

During this period, Ness Israel acted as the representative of SAP in Israel, working in cooperation with SAP to maximize the sales of SAP software products and related implementation services in the local market. For that purpose, Ness Israel built an SAP customer base in Israel and marketed SAP’s various software products. Acting as SAP’s sole representative in Israel also allowed Ness Israel to develop unique experience and a deep understanding of SAP’s product portfolio, and thereby to position itself as the leading SAP system integrator and implementation provider in Israel. In addition, Ness Israel established an SAP academy training center offering professional training to enterprises and individuals on SAP software products. Over the years, system integration, implementation services and training based on SAP products grew to represent the largest part of Ness Israel’s SAP-related revenues.

Towards the end of 2007, in accordance with SAP’s new general policy of establishing direct operations through wholly-owned subsidiaries or branches in countries where its software products were being sold through distributors, SAP management notified the Company that it did not intend to renew its agency and distribution agreement with Ness Israel for software product license sales scheduled to expire on December 31, 2009 as it was planning to shift to a different business model that would enable SAP to transact directly with end users of SAP software in Israel. Notwithstanding this shift in SAP’s business model, SAP stated that it wanted to continue its relationship with Ness Israel, which was beneficial for both parties during the term of the agency and distribution agreement.

In July 2008, following a period of negotiations, SAP reached an agreement with Ness Israel to acquire its operations pertaining to the distribution, licensing or sublicensing, support and maintenance of SAP software products in the Israeli market (the “SAP Sale”). In connection with the SAP Sale, which closed in August 2008, Ness Israel entered into a reselling agreement with SAP to become a strategic partner and value-added reseller within the scope of the SAP Gold Partner Edge program.  Under the sale agreement, Ness Israel retained its customer base and the right to sell SAP software product licenses and provide SAP-related system integration and implementation services in Israel.  In addition, Ness Israel retained its SAP academy training center and its agreement to be the sole provider of SAP licenses to the Ministry of Defense of the Government of Israel, one of its important SAP customers in Israel, as well as localization and other services related to the sale of SAP licenses.

September 30, 2009

Within Ness Israel, our Israeli SAP-related system integration, SAP-related software product distribution and SAP-related training were bundled together in a single business unit. Through the date of the SAP Sale in August 2008, this business unit was the lowest level at which we distinguished discrete financial information related to our Israeli SAP operations and cash flows, operationally and for financial reporting purposes, from the rest of the entity, and that could be reviewed by management. Therefore, the lowest level component included not only the sales and distribution of SAP software licenses but all the related system integration and implementation services, training services provided by our SAP academy, localization and other SAP-related services.

The Commission is advised that we believe that the portion of operations sold by us in the SAP Sale does not constitute a component of an entity under the definition in paragraph 41 of SFAS 144 as the SAP Sale did not include SAP-related system integration and implementation services, SAP license sales to the Israeli Ministry of Defense, SAP-related training services provided by our academy center in Israel as well as localization and other services related to the sale of SAP licenses – in aggregate the largest parts of our lowest level component – all of which we retained following the SAP Sale. That is, we sold a portion of our lowest level component related to Israeli SAP license sales and system integration services; that portion does not meet the definition of a component, because of the mutual interrelationship between SAP license sales, which can and do lead to SAP system integration and implementation engagements, training and related services; and SAP system integration, integration, training and related work, which can and do lead to SAP license sales; each reciprocally generating business for the others. As a result, we did not track discrete financial information related to the portion sold. Following the SAP Sale, we have continued to resell SAP software licenses and intend to continue doing so. Instead of buying these licenses from SAP in Germany, we now buy them from the new SAP Israel entity.

The Commission’s comment refers to our response to prior comment 5 that the assets sold to SAP were “only a constituent of the Software Distribution operating segment.”  On October 1, 2008, we reorganized our operating segments, which had been organized based on geographical location, into the current three segments (Software Product Engineering, System Integration and Application Development and Software Distribution).  The operations of Ness Israel, including its SAP-related operations, were moved into our System Integration and Application Development and Software Distribution segments. The Software Distribution segment did not exist at or prior to the time the SAP Sale occurred. The Commission is advised that we referred to the Software Distribution segment in our response to the Commission’s prior comment 5 because it is the current operating segment of which the assets sold in the SAP Sale would be a part if they had not been sold, and it is the segment within which they are classified in our pro forma segment results for periods prior to October 1, 2008.

September 30, 2009

2.
Refer to your response to prior comment 5, and your disclosures within your Form 10-Q filings during 2009. Please explain in greater detail, including your consideration of EITF 03-13, how you determined that the requirements of paragraph 42(a) were not satisfied. In this regard, your response does not appear to address how you determined that the results of operations and cash flows of this operation were not eliminated by the sale of this operation. Your response should also address your 2009 Form 10-Q disclosures, which attribute changes in various results of operations line items to the sale of your Israeli SAP sales and distributions operations.

Under paragraph 42(a) of SFAS 144, a component of an entity that has been disposed of shall be reported in discontinued operations in accordance with paragraph 43 of SFAS 144 if the operations and cash flows of the component have been eliminated from the ongoing operations of the entity as a result of the disposal transaction. EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations” provides guidance on the discontinued operations criteria beginning with an evaluation of paragraph 42(a) by determining whether continuing cash flows are expected to be generated between the ongoing entity and the disposed component. If continuing cash flows exist or are expected to exist, the nature and significance of the continuing cash flows should be evaluated. If any continuing cash flows are direct, the cash flows have not been eliminated and the operations of the component should not be presented as a discontinued operation. Conversely, if all continuing cash flows are indirect, the cash flows are considered to be eliminated and the disposed component meets the paragraph 42(a) criterion to be considered a discontinued operation. In order to be a direct cash flow, the cash flow must result from either a migration or continuation of activities and must be significant. If a continuing cash flow is not a result of a migration or continuation of activities, it would be an indirect cash flow. Under paragraph 6 of EITF 03-13, continuing cash flows are considered to be direct if significant cash inflows (revenue-producing activities) or significant cash outflows (cost-generating activities) are expected to be recognized by the ongoing entity as a result of a migration or continuation of revenues or costs, respectively from the disposed component.

We refer to our response to the Commission’s current comment 1 regarding our belief that the assets sold in the SAP sale do not represent a component, as defined in paragraph 41 of SFAS 144. Assuming, arguendo, that the assets sold in the SAP Sale comprise a component, the Commission is advised that we believe continuing cash flows are being generated from selling SAP software licenses to Israeli customers subsequent to the SAP Sale in August 2008. Although we are no longer the sole distributor of SAP licenses in Israel, we continue to sell SAP software licenses in Israel as a strategic partner and value-added reseller within the scope of the SAP Gold Partner Edge program. In this respect, we continue, and expect to continue, to generate significant cash inflows as a result of migration of revenues from the disposed operations after the SAP Sale in accordance with paragraph 6(a) of EITF 03-13 related to the Israeli Ministry of Defense, one of our important SAP customers in Israel, and to other Israeli customers that prefer to purchase from us due to our experience, expertise and position as the leading SAP system integrator in the Israeli IT market, and their preference to get a comprehensive solution from one vendor. We note that Ness Israel did not sell its customer base in the SAP Sale, and we are permitted to continue to offer SAP software products to customers to whom Ness Israel sold such products prior to the SAP Sale, which we intend to continue doing in conjunction with SAP system integration and related services, or otherwise.

September 30, 2009

Concurrently, to satisfy demand for SAP software product licenses, we continue, and expect to continue, to purchase SAP software licenses from the operations sold in the SAP Sale and, consequently, to incur significant cash outflows as a result of the continuation of activities between the operations sold in the SAP Sale and us in accordance with paragraph 6(d) of EITF 03-13. Therefore, we believe the continuing cash flows should be considered direct cash flows of the disposed operations due to the significant cash inflows and cash outflows that are expected to be generated as a result of migration and continuation of activities related to SAP sales and distribution operations in Israel, respectively. We anticipate that ongoing cash inflows specifically from the sale of SAP software licenses and continuing cash outflows from the purchase of those licenses will be significant, each representing at least 10-20% of prior full-year levels.

In response to the Commission’s further comment regarding our 2009 Form 10-Q disclosures, which attribute changes in various results of operations line items to the sale of our Israeli SAP sales and distribution operations, we believe that the disclosure was appropriate, as the SAP Sale affected the period-to-period comparisons between the years. However, we believe the ongoing activities will continue to be significant, and therefore, the requirements of paragraph 42(a) of SFAS 144 were not satisfied in this instance.

3.
Refer to your response to prior comment 5 wherein you describe the company’s continuing relationship with SAP in Israel, outside of the role of reseller, and the licensing and integration services provided to the Government of Israel and in Europe. Please explain in greater detail, including your consideration of EITF 03-13, how you determined that the requirements of paragraph 42(b) were not satisfied. In this regard, the operations you describe appear to be dissimilar from the operations sold and are carried out by separate segments of the company’s business. That is, explain why you believe that those operations represent continuing involvement in the sales and distribution of SAP in Israel by the NessPRO business unit.

Under paragraph 42(b) of SFAS 144, one must evaluate whether there is significant continuing involvement in the operations of the disposed operations. Significant continuing involvement that extends or is expected to extend beyond the assessment period precludes a conclusion that the disposed operations should be presented as discontinued operations. An interest in the disposed component or the existence of a contractual arrangement or other type of arrangement with the disposed component should be evaluated to determine whether the ongoing entity has continuing involvement with the disposed component. The ongoing entity should make quantitative and qualitative assessments individually and in the aggregate from the perspective of the disposed component to determine whether continuing involvement is significant.

September 30, 2009

In paragraph 9 of EITF 03-13, the Emerging Issues Task Force reached a consensus that continuing involvement in the operations of the disposed component provides the ongoing entity with the ability to influence the operating and (or) financial policies of the disposed component. The retention of risk or the ability to obtain benefits should be considered in the overall evaluation of whether the ongoing entity has the ability to influence the operating and (or) financial policies of the disposed component, however, positive findings regarding those two criteria do not by themselves result in a conclusion that continuing involvement in the disposed component exists. An interest in the disposed component or the existence of a contractual arrangement or other type of arrangement with the disposed component should be evaluated to determine whether the ongoing entity has continuing involvement with the disposed component.

We refer to our response to the Commission’s current comment 1 regarding our belief that the assets sold in the SAP sale do not represent a component, as defined in paragraph 41 of SFAS 144. Assuming, arguendo, that the assets sold in the SAP Sale comprise a component, the Commission is advised that, in light of our analysis above, we now believe that we are neither involved in the activities of the disposed operations nor have any influence on them. Therefore, we believe the requirements of paragraph 42(b) were satisfied in this instance.

Part III Information (incorporated by reference from Definitive Proxy Statement filed on April 21, 2009)

Compensation Discussion and Analysis, page 24

4.
Refer to your responses to prior comments 9 and 12 wherein you indicate that the increases in your named executive officers base salaries in 2008, and the size of the equity grants they received, were based in part on individual job performance. Please explain in greater detail how your compensation committee assessed each executive’s individual performance. For example, please tell us if the compensation committee used quantitative measures or relied on a qualitative assessment of performance.

As the Commission noted in comment 4 of its letter of September 3, 2009, the increases in the base salaries of our named executive officers in 2008 and the sizes of the equity grants they received were based in part on individual job performance. The Commission is advised that the compensation committee used qualitative measures to assess the individual performance of our executive officers in these matters.

The qualitative assessments were made largely with reference to the annual performance appraisals of the executive officers for the relevant periods. Our performance appraisal process, which is administered annually to our entire population of employees, integrates input from supervisors, peers and subordinates, and is prepared and delivered by each employee’s direct supervisor. The annual performance appraisals for our executive officers are prepared by our chief executive officer, while his annual performance appraisal is prepared by the chairman of our board of directors and the compensation committee. The compensation committee also weighed its own impressions of the executive officers from working with the executives from time to time, and, for the chief executive officer and chief financial officer, from their frequent interaction with the board of directors, of which the committee is a part.

September 30, 2009

All of the executive officers were judged by their respective supervisors and the compensation committee to have fully satisfied the requirements of their jobs for the relevant periods, and therefore individual job performance was not a significant differentiating factor in determining their base salary increases for 2008 and the sizes of their equity grants in December 2008. The primary factors underlying the compensation committee’s determination of their base salary increases and the sizes of their equity grants were described in our August 19, 2009 response to the Commission’s prior comments 9 and 12.

In determining base salary increases, these factors were the growth in revenues and operating income achieved by each executive officer’s business unit (for the chief executive officer and chief financial officer, this refers to the consolidated results of the Company), growth of the business unit through acquisitions and increases in the scope of the executive officer’s job responsibilities. In determining the size of equity awards, these factors included the relative scope of responsibilities of each executive officer, a process of alignment over time of each executive officer’s total compensation with the relevant benchmark described in the compensation survey referenced in our August 19, 2009 response to the Commission’s prior comment 11 and the Company’s interest in retaining key employees.

5.
Refer to your response to prior comment 11 wherein you indicate that in 2008 you received the results of a compensation analysis from Frederic W. Cook & Co. that relied, in part, on a survey of compensation practices at 14 companies in the IT services industry. In your response letter, please identify the 14 companies that were included in the survey.

The Commission is advised that the 14 companies surveyed by Frederic W. Cook & Co. for the executive compensation analysis delivered to us in November 2008 were: Acxiom Corporation; Analysts International Corporation; CIBER, Inc.; Computer Task Group; Gartner, Inc.; iGate Corporation; Lionbridge Technologies, Inc.; ManTech International Corporation; MAXIMUS, Inc.; NCI Information Systems, Inc.; PFSweb, Inc.; Sapient Corporation; SI International; and SRA International, Inc.

Forms 8-K Filed on February 4, 2009, May 5, 2009 and July 29 2009

6.
Refer to your response to prior comment 15 wherein you state your inability to accurately forecast the various amounts excluded from your projected GAAP earnings per share to compute your expected non-GAAP earnings per share range. Please note that Regulation G requires, at a minimum, the presentation of the most directly comparable GAAP measure. In future filings, if you are unable to provide a quantitative reconciliation of your forward-looking guidance because the information necessary is not available without unreasonable efforts, you should identify the information that is unavailable and disclose the probable significance of the unavailable information. Please advise.

September 30, 2009

The Company acknowledges the Commission’s comment. The Company will reference the Commission’s comment when it calculates its estimated non-GAAP earnings per share forecasts and determines whether to disclose such information. If the Company publicly discloses non-GAAP earnings per share information, it will present the most directly comparable GAAP measure. If we are unable to provide a quantitative reconciliation of our forward-looking non-GAAP earnings per share guidance because the information necessary is not available without unreasonable efforts, we will identify the information that is unavailable and disclose the probable significance of the unavailable information.

* * * * *

If you have any questions or request any further information, please contact the Company’s counsel, Kenneth M. Silverman, by telephone at (212) 451-2327, by email at ksilverman@olshanlaw.com or by facsimile at (212) 451-2222.

Sincerely,

/s/ Ofer Segev
Ofer Segev
Chief Financial Officer

cc:	Issachar Gerlitz Ilan Rotem, Adv., Esq. Kenneth M. Silverman, Esq.